UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13G/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           SOUTHSIDE BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                                   84470P 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                               Page 1 of 6 Pages


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CUSIP No. 84470P 10 9           Schedule 13G/A                            page 2



--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Person (entities only)

         Southside Bank Trust Department
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of A Group
         (See Instructions)
                   (a) [  ]
                   (b) [  ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------
Number of                           5       Sole Voting Power
                                            162,881
Shares                              --------------------------------------------
                                    6       Shared Voting Power
Beneficially                                231,463
                                    --------------------------------------------
Owned by                            7       Sole Dispositive Power
                                            162,881
Each Reporting                      --------------------------------------------
                                    8       Shared Dispositive Power
Person With                                 231,463
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
         394,344
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
         3.8%
--------------------------------------------------------------------------------
12       Type of Reporting Person*
         BK
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 84470P 10 9            Schedule 13G/A                           page 3

Item 1.

         (a) Name of Issuer:

                  Southside Bancshares, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  1201 South Beckham Avenue
                  Tyler, Texas 75701

Item 2.

         (a) Name of Person Filing:

                  Southside Bank Trust Department (the "Reporting Person")

         (b) Address of Principal Business Office or, if none, Residence:

                  1201 South Beckham Avenue
                  Tyler, Texas 75701

         (c)      Citizenship:

                  Texas

         (d) Title of Class of Securities:

                  Common Stock, $1.25 par value

         (e) CUSIP No.:

                  84470P 10 9

Item 3.   If  this   statement  is  filed   pursuant  to ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:



         (a)      [ ]      Broker or dealer  registered  under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [X]      Bank as  defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance  company as defined in section  3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment  company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP No. 84470P 10 9               Schedule 13G/A                        page 4


         (e)      [ ]      An   investment    adviser   in    accordance    with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A  parent  holding   company  or  control  person  in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $1.25 par value, of the issuer as of December 31, 2003.


         (a) Amount Beneficially Owned:

                  394,344

         (b) Percent of Class:

                  3.8%

         (c) Number of Shares as to Which Such Person Has:

                        (i) Sole power to vote or to direct the vote:

                                    162,881

                       (ii) shared power to vote or to direct the vote:

                                    231,463

                      (iii) sole  power to dispose or to direct the  disposition of:

                                    162,881

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CUSIP No. 84470P 10 9             Schedule 13G/A                          page 5


                       (iv) shared power to dispose or to direct the disposition
                            of:

                                    231,463

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  All of the shares reported as beneficially owned in this Amendment No. 2 to Schedule 13G are held by the Reporting Person in a fiduciary capacity for the benefit of third parties. None of the interests of those third parties relates to more than five percent of the securities of the Issuer.

                  Of the 394,344 Shares reported as  beneficially  owned in this
Schedule 13G, 231,463 shares (the "Plan Shares") are held in the Reporting Person's capacity as Trustee for the Southside Bancshares Employee Stock Ownership Plan (the "Plan"). Under the Plan, the Reporting Person has little discretion with regard to the voting of the Plan Shares. The Reporting Person votes the Plan Shares as instructed by either the Plan participants or the Administrative Committee of the Plan, comprised of management of Southside Bancshares, Inc. (the "Issuer"). The Reporting Person shares the investment power over the Plan Shares with the Administrative Committee. The Reporting Person invests in the Issuer's stock at the direction of the Administrative Committee. The Reporting Person must purchase and maintain in the Plan sufficient shares of the Issuer's stock to make distributions in accordance with the Plan Agreement. The Administrative Committee decides the extent to which the Plan shall be invested in the Issuer's stock. The Administrative Committee also decides the price at which the Issuer's stock will be purchased or sold.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.



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CUSIP No. 84470P 10 9              Schedule 13G/A                         page 6



Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.



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CUSIP No. 84470P 10 9              Schedule 13G/A                         page 7

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004




                                       By: /s/ Kathy Hayden
                                          ------------------------------------
                                       Name/Title:  Kathy Hayden, Vice President
                                                    and Trust Officer